UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 1-13776

CUSIP Number: 395379308

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2011

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

GreenMan Technologies, Inc.

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Full name of Registrant

N/A

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Former name if applicable

7 Kimball Lane, Building A

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Address of Principal Executive Office (Street and Number)

Lynnfield, Massachusetts 01940

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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate). [X]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Additional time is required in order to prepare and file the Registrant’s Form 10K for the fiscal year ended September 30, 2011. The Registrant further represents that the Form 10-K will be filed by no later than the 15th day following the date on which the Form 10-K was due.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles E. Coppa, CFO	781	224-2411
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s business changed in August 2011, when it sold substantially all of the assets of its Green Tech Products, Inc. molded rubber products operations. The consideration for the purchase of the assets was (i) the assumption by the buyer of substantially all of Green Tech Products’ liabilities, which were approximately $1.2 million; (ii) a $50,000 stock inventory credit toward the purchase of products and services from the buyer, which credit may be applied during the first nine months after completion of the sale; and (iii) a promissory note in the principal amount of $100,000 which is payable in increasing monthly installments over a period of 60 months. Because the molded rubber products business was operated during only a portion of fiscal 2011, Green Tech Products’ assets, liabilities and results of operations will be classified as discontinued operations for all periods to be presented in the Form 10-K for the fiscal year ended September 30, 2011. The Registrant recognized a loss on sale of approximately $59,000 which is included in loss on sale of discontinued operations. The Registrant’s current operations are comprised of its dual fuel conversion operations (American Power Group, Inc.).

The Registrant anticipates reporting revenues from continuing operations of approximately $1.77 million for the fiscal year ended September 30, 2011, an increase of $1.44 million as compared to approximately $.33 million for the fiscal year ended September 30, 2010. The increase is attributable to stronger domestic stationary and international stationary and vehicular dual fuel revenues.

The Registrant anticipates reporting a net loss from continuing operations of approximately $5.6 million and loss from discontinued operations of approximately $1.2 million for the fiscal year ended September 30, 2011. This net loss is in comparison to a net loss from continuing operations of approximately $4.9 million for the fiscal year ended September 30, 2010 and a loss from discontinued operations of approximately $.71 million. The increase in the annual net loss from continuing operations for the fiscal year ended September 30, 2011 is primarily attributable to a $.62 million increase in research and development costs and an increase in interest and financing costs of approximately $.73 million.

In addition, as a result of the operating losses incurred during fiscal 2011, the Registrant anticipates reporting a working capital deficiency of approximately $2.67 million at September 30, 2011 as compared to working capital of approximately $1.0 million at September 30, 2010.

GreenMan Technologies, Inc.

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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2011	By /s/ Charles E. Coppa
Name: Charles E. Coppa
Title: Chief Financial Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.1001).

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